SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

Capital Product Partners L.P.

(Name of Issuer)

Common units, representing limited partner interests

(Title of Class of Securities)

Y11082206

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210 458-4950

with a copy to:

Richard Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. Y11082206	Page 2 of 10

1.	Name of Reporting Person Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 2,667,753 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 2,667,753 Common Units(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,753 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%(2)
14.	Type of Reporting Person CO

(1)

“Common Units” refers to the common units issued by Capital Product Partners L.P. (the “Issuer”) representing limited partnership interests of the Issuer. On March 27, 2019, the Issuer effected a one-for-seven reverse unit split (the “Reverse Unit Split”). Prior to the Reverse Unit Split, Capital Maritime & Trading Corp. (“Capital Maritime”) held 18,674,268 Common Units. In the Reverse Unit Split, Capital Maritime’s 18,674,268 Common Units (CUSIP: Y11082107) converted into 2,667,753 Common Units (CUSIP: Y11082206). The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 18,178,100 Common Units.

CUSIP No. Y11082206	Page 3 of 10

1.	Name of Reporting Person Crude Carriers Investments Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 469,173 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 469,173 Common Units(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,173 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%(2)
14.	Type of Reporting Person CO

(1)

Prior to the Reverse Unit Split, Crude Carriers Investments Corp. (“CCIC”) held 3,284,210 Common Units. In the Reverse Unit Split, CCIC’s 3,284,210 Common Units (CUSIP: Y11082107) converted into 469,173 Common Units (CUSIP: Y11082206). The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of CCIC, may be deemed to beneficially own the Common Units held by CCIC.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 18,178,100 Common Units.

CUSIP No. Y11082206	Page 4 of 10

1.	Name of Reporting Person Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 3,136,926 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 3,136,926 Common Units(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,136,926 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Units held by Capital Maritime and CCIC that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own Capital Maritime and CCIC.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 18,178,100 Common Units.

CUSIP No. Y11082206	Page 5 of 10

This Amendment No. 13 amends and supplements the disclosures in Items 1 and 2 and Items 4 through 7 of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2008, as amended by amendments thereto filed on December 14, 2018, December 3, 2018, April 23, 2015, September 29, 2014, March 29, 2013, June 13, 2012, May 31, 2012, October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009, and April 30, 2008, relating to the common units representing limited partner interests (the “Common Units”) of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.

On March 27, 2019, the Issuer effected a one-for-seven reverse unit split of its Common Units (the “Reverse Unit Split”).

In the Reverse Unit Split, every seven Common Units (CUSIP: Y11082107) automatically converted into one Common Unit (CUSIP: Y11082206).

Accordingly, the Reverse Unit Split reduced the number of Common Units issued and outstanding from 127,246,692 to 18,178,100 Common Units.

Item 2.	Identity and Background.

This Schedule 13D is jointly filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Crude Carriers Investments Corp. (“CCIC”) and Evangelos M. Marinakis (collectively, the “Reporting Persons”).

The principal business office and address of each Reporting Person is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

Mr. Marinakis is the chairman and a director of Capital Maritime.

The principal business of Capital Maritime consists of shipping and transportation services.

The principal business of CCIC is owning investments in companies.

The name, position, address and citizenship of the directors and executive officers of Capital Maritime and CCIC are set forth on Schedule A attached hereto, and are incorporated herein by reference.

During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ directors or executive officers (as applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

Capital GP L.L.C., the general partner of the Issuer (the “General Partner”), is a limited liability company organized under the laws of the Republic of the Marshall Islands. The General Partner was

CUSIP No. Y11082206	Page 6 of 10

initially formed and controlled by Capital Maritime. On April 26, 2019, Capital Maritime transferred all membership interests in the General Partner to a vehicle wholly owned by Miltiadis E. Marinakis, as part of a reallocation of various shipping interests and businesses among members of the Marinakis family. Mr. Miltiadis E. Marinakis, born in 1999, is the son of Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

Pursuant to the Limited Liability Company Agreement of the General Partner dated March 22, 2007, the management of the General Partner is vested exclusively in its members from time to time. Accordingly, Mr. Miltiadis E. Marinakis, acting on behalf of the Marinakis family as the sole member of the General Partner, has the right to appoint and elect all the officers of the General Partner.

Pursuant to the terms of the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated February 22, 2010 (as amended from time to time, the “Partnership Agreement”), the General Partner controls the appointment of three of the eight members of the Issuer’s board of directors. Accordingly, through the right to manage the General Partner, Mr. Miltiadis E. Marinakis, acting on behalf of the Marinakis family, has the ability to influence the management, policies and control of the Issuer.

The General Partner may not be removed from its position as General Partner of the Issuer unless two thirds of the outstanding Common Units, including units held by the General Partner and its affiliates, as well as the majority of the board of directors of the Issuer vote to approve such removal. As of May 1, 2019, the Reporting Persons may be deemed to beneficially own in aggregate 17.3% of the Common Units issued and outstanding. Accordingly, the Reporting Persons have the ability to significantly influence the outcome of any unitholder votes on the removal of the General Partner.

Furthermore, the General Partner is able to prevent the Issuer and its subsidiaries from taking certain significant actions, including, among other things:

•	certain dispositions of assets of the Issuer;

•	a merger or consolidation of the Issuer;

•	the dissolution of the Issuer;

•	certain acquisitions of assets;

•	certain incurrences of debt; and

•	certain issuances of equity interests in the Issuer.

References to, and descriptions of, the Partnership Agreement set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement and the amendments thereto contained as exhibits to the Issuer’s Current Reports on Form 6-K filed or furnished with the SEC on February 24, 2010, September 30, 2011, May 23, 2012, March 21, 2013, and August 26, 2014.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby deleted and replaced in its entirety by the following:

(a)    Capital Maritime beneficially owns 2,667,753 Common Units, representing 14.7% of the outstanding Common Units.

CUSIP No. Y11082206	Page 7 of 10

CCIC beneficially owns 469,173 Common Units, representing 2.6% of the outstanding Common Units.

The Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own, in aggregate, 3,136,926 Common Units through its beneficial ownership of CCIC and Capital Maritime, representing, in aggregate, 17.3% of the outstanding Common Units.

Furthermore, the General Partner owns 348,570 general partner units, representing a 1.88% partnership interest in the Issuer (calculated based on an aggregate of 18,526,670 units of the Issuer). Disclosure contained in Item 4 is incorporated herein by reference.

(b)

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime(1)	2,667,753	14.7%	0	2,667,753	0	2,667,753
CCIC(2)	469,173	2.6%	0	469,173	0	469,173
Evangelos M. Marinakis(1)(2)	3,136,926	17.3%	0	3,136,926	0	3,136,926

(1)	Capital Maritime shares voting and dispositive power over the 2,667,753 Common Units that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.
(2)	CCIC shares voting and dispositive power over the 469,173 Common Units it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Capital Maritime and CCIC) or the persons set forth on Schedule A is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)    Except as described herein, none of the Reporting Persons has engaged in any transactions in the Common Units during the past sixty days.

(d)    Except as described in Item 6 of the Schedule 13D, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by such Reporting Person.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 5 is hereby amended and supplemented by the following:

Cash Distributions

Pursuant to the terms of the Partnership Agreement, the Issuer has agreed to make minimum quarterly distributions of $1.6275 (on a Reverse Unit Split-adjusted basis) per Common Unit to the extent the Issuer has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses. In addition, the Partnership Agreement provides that cash distributions in any given quarter will be made in the following manner:

•

First, 100% to the holders of Common Units and to the General Partner in accordance with their respective percentage interests in the Issuer, until each unit has received a minimum quarterly distribution of $1.6275 (on a Reverse Unit Split-adjusted basis) plus any arrearages from prior quarters;

CUSIP No. Y11082206	Page 8 of 10

•

Second, 100% to the holders of Common Units and the General Partner in accordance with their respective percentage interest in the Issuer, until each unit has received a distribution of $1.6975 (which the General Partner has agreed to increase to $1.75) (in each case, on a Reverse Unit Split-adjusted basis).

If cash distributions per unit exceeded $1.75 in any quarter, the General Partner would receive increasing percentages, up to a maximum of 33% (plus its percentage interest), of the cash distributed in excess of that amount.

CUSIP No. Y11082206	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2019

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Financial Officer

CRUDE CARRIERS INVESTMENTS CORP.

/s/ Maria Dimitrou
Name:	Maria Dimitrou
Title:	Authorized Signatory

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

CUSIP No. Y11082206	Page 10 of 10

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Business Address	Citizenship
Evangelos M. Marinakis Director and Chairman	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Gerasimos Ventouris Director, President, Secretary and Chief Executive Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Gerasimos (Jerry) Kalogiratos Director and Chief Financial Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Stylianos Mavrelos Director and Chief Technical Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Pierre de Demandolx Dedons Director	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	France

Directors and Executive Officers of CCIC:

Name and Position	Principal Business Address	Citizenship
Maria Dimitrou Director	3 Iassonos Street Piraeus, 18537, Greece	Greece